Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Lam Research Corporation of our report dated June 15, 2012, with respect to the Statements of Net Assets Available for Benefits of the Savings Plus Plan, Lam Research 401(k) as of December 31, 2011 and 2010, the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2011, the related supplemental Schedule H, line 4a-Schedule of Delinquent Participant Contributions for the year ended December 31, 2011, and the related supplemental Schedule H, line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2011, which report appears in the December 31, 2011 Annual Report on Form 11-K of the Savings Plus Plan, Lam Research 401(k).

/s/ MOHLER, NIXON & WILLIAMS

Accountancy Corporation

Campbell, California

December 20, 2012